Exhibit 99.1

Media Release

FOR IMMEDIATE RELEASE

IMV Appoints Joanne Schindler, M.D., D.V.M. as Chief Medical Officer

October 30, 2019

Dartmouth, NS, Canada – IMV Inc. (Nasdaq: IMV; TSX: IMV), a clinical-stage biopharmaceutical company pioneering a novel class of immunotherapies, today announced the appointment of Joanne Schindler, M.D., D.V.M. as its new Chief Medical Officer, effective November 4, 2019. Dr. Schindler will succeed Gabriela Rosu, M.D., who is leaving the company to pursue other opportunities.

“We are very excited to welcome Dr. Joanne Schindler, who brings a wealth of experience in oncology-focused drug development and clinical trial execution to IMV,” said Fred Ors, Chief Executive Officer of IMV. “Over the last few years, our clinical efforts have sought to leverage the potential of our DPX technology to deliver a novel class of immunotherapies for the treatment of patients with hard-to-treat cancers. We expect to benefit greatly from Joanne’s leadership as we near key proof-of-concept readouts from our lead program and as we continue to explore the breadth of our platform across other targets of interest.”

Mr. Ors continued, “We also want to take this opportunity to thank Dr. Gabriela Rosu for her many contributions to IMV’s clinical program and wish her the best in her future pursuits.”

Dr. Schindler brings over 15 years of experience in the biopharmaceutical industry, primarily in early-stage oncology drug development. Most recently, she served as Vice President, Clinical Development and Executive Medical Director at H3 Biomedicine, overseeing the company’s clinical development efforts. Previously, she worked as Vice President, Clinical Development at Constellation Pharmaceuticals, and earlier held various clinical development leadership roles at SynDevRx, ImmunoGen, Novartis, Fresenius Biotech and GlycoGenesys. Over the course of her career, Dr. Schindler has played an instrumental role in advancing novel programs into the clinic, as well as the development and execution of clinical strategy. She holds an M.D. from the University of Connecticut School of Medicine, a D.V.M. from Tufts University School of Veterinary Medicine and a B.A. in biology from Brandeis University.

“I am delighted to join IMV at this critical stage in the company’s growth,” said Dr. Schindler. “Immunotherapy is at the forefront of novel treatments for cancer and I have been deeply impressed with IMV’s sophisticated science and data produced to date. Targeted T-cells born out of IMV’s DPX platform have exhibited the potential to elicit a more rapid, robust and sustained immune response over other therapies, particularly when paired with a highly prevalent tumor-associated target like survivin. I look forward to working with the team to advance its clinical portfolio, to unlock the promise of this technology and to bring these important benefits to cancer patients in need.”

About IMV

IMV Inc. is a clinical stage biopharmaceutical company dedicated to making immunotherapy more effective, more broadly applicable, and more widely available to people facing cancer and other serious diseases. IMV is pioneering a new class of immunotherapies based on the Company’s proprietary drug delivery platform. This patented technology leverages a novel mechanism of action that enables the programming of immune cells in vivo, which are aimed at generating powerful new synthetic therapeutic capabilities. IMV’s lead candidate, DPX-Survivac, is a T cell-activating immunotherapy that combines the utility of the platform with a target: survivin. IMV is currently assessing DPX-Survivac as a monotherapy in advanced ovarian cancer, as well as a combination therapy in multiple clinical studies with Merck. Connect at www.imv-inc.com.

IMV Forward-Looking Statements

This press release contains forward-looking information under applicable securities law. All information that addresses activities or developments that we expect to occur in the future is forward-looking information. Forward-looking statements are based on the estimates and opinions of management on the date the statements are made. In the press release, such forward-looking statements include, but are not limited to, statements regarding the FDA potentially granting accelerated regulatory approval of DPX-Survivac. However, they should not be regarded as a representation that any of the plans will be achieved. Actual results may differ materially from those set forth in this press release due to risks affecting the Corporation, including access to capital, the successful design and completion of clinical trials and the receipt and timely receipt of all regulatory approvals. IMV Inc. assumes no responsibility to update forward-looking statements in this press release except as required by law. These forward-looking statements involve known and unknown risks and uncertainties and those risks and uncertainties include, but are not limited to, our ability to access capital, the successful and timely completion of clinical trials, the receipt of all regulatory approvals and other risks detailed from time to time in our ongoing quarterly filings and annual information form Investors are cautioned not to rely on these forward-looking statements and are encouraged to read IMV’s continuous disclosure documents, including its current annual information form, as well as its audited annual consolidated financial statements which are available on SEDAR at www.sedar.com and on EDGAR at www.sec.gov/edgar.

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Source: IMV Inc.

Investor Relations

Marc Jasmin, Senior Director, Investor Relations, IMV
O: (902) 492-1819, ext: 1042
M: (514) 617-9481 E: mjasmin@imv-inc.com

Josh Rappaport, Director, Stern IR

O: (212) 362-1200

E: josh.rappaport@sternir.com

Media

Mrs. Delphine Davan, Director of Communications, IMV
M: (514) 968-1046
E: ddavan@imv-inc.com